Mail Stop 3561

February 6, 2007

BY U.S. Mail and via Facsimile

Mr. H. Michael Blair
  Chief Financial Officer
BROADVIEW INSTITUTE, INC.
4455 West 77th Street
Minneapolis, MN 55435

> **Re:** **Broadview Institute, Inc.**
> **Form 10-KSB for fiscal year ended March 31, 2006**
> **Filed June 29, 2006**
> **File No. 0-08505**

Dear Mr. Blair:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments by filing an amendment to your March 31, 2006 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The requested amendment should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended March 31, 2006)
Exhibit 13. Annual Report to Shareholders

Management's Discussion and Analysis

Results of Operations

1.   Discuss the primary segment profitability measure used by your chief operating decision
        maker in allocating resources to the segment and assessing segment performance. We
        note from your audited SFAS No. 131 segment footnote disclosure, it appears that
        "operating income (loss)" is the primary profitability measure. If true, expand MD&A to
        discuss this measure for each of your segments and indicate that such measure is the
        primary profitability measure used to evaluate your segment operations.

2.   In light of the previous comment and the overall nature of your business, we believe you
        should not present a sub-total, such as gross profit, before deducting selling, general and
        administrative expenses. In this regard, we note that your S,G&A costs include
        Education salaries and marketing expenses at UCC. These costs appear to be integral
        costs of doing business and generating revenue. Accordingly, they should be deducted in
        the determination of any measure of profitability. Please revise your statements of
        operations and the related MD&A discussion.

Report of Independent Registered Public Accounting Firm

3.   Refer to the introductory paragraph. We note the 2005 financial statements of C Square
        Educational Enterprises were audited by other auditors whose report you are relying on.
        In reference to Note 2 to Item 310 of Regulation S-B, under the guidance of Article 2 of
        Regulation S-X, the audit report of the other auditors is also required to be filed with
        your financial statements. See Rule 2-05 of Regulation S-X. Please amend your filing to
        include the report of the other auditors.

Statements of Operations

4.   As noted in one of our earlier comments, please revise your statements of operations to
        delete the sub-total for gross profit.

5.   Refer to the non-operating line item "acquisition expense." We note from your
        discussion in MD&A - Results of Operations under the category of "Other Expense" that
        this line item pertains to acquisition costs relating to the acquisition of C Square
        Educational Enterprises (i.e., UCC) in July 2005. These costs should be reclassified as
        "operating costs" within the statements of operations. Please revise.

Note 1. The Company and Summary of Significant Accounting Policies

Cash and Cash Equivalents

6.   Reference is made to your disclosure of the restricted cash. To the extent the amount becomes significant, please provide as a separate line item on the face of the balance sheet.

Note 2. Business Acquisition

7.   Please tell us the ownership percentages that Mr. Terry Myhre held in you and in UCC just prior to the July 1, 2005 acquisition date. Also, confirm to us that you recorded the net assets of UCC that were attributed to your 'interest under common control' at the historical carrying values. Further, in reference to Exhibit 99.2 of the Form 8-K, Amendment No. 2 filed on November 14, 2005, explain to us how you determined the amount of net assets attributed to the non-common control interests acquired (i.e., the minority interests held by the Sellers, other than Mr. Myhre). Also, supplementally tell us what accounting literature you relied upon in recording this acquisition.

Note 5. Investment

8.   Explain the nature of the "production credits" you will provide to the limited partnership for use of your facilities and equipment. It is unclear what is defined as production credits. Also, tell us how these credits will be accounted for in your financial statements as the credits are applied or used.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. H. Michael Blair

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief